                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                               (AMENDMENT NO. ___)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                LENDINGTREE, INC.
                                -----------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   526020 10 5
                                   -----------
                                 (CUSIP Number)

                                DOUGLAS R. LEBDA
                              C/O LENDINGTREE, INC.
                              11115 RUSHMORE DRIVE
                         CHARLOTTE, NORTH CAROLINA 28277
                                 (704) 541-5351
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                AUGUST 14, 2001
                      ------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

---------------------------------                       ------------------------
     CUSIP No. 526020 10 5            13D                  Page 2 of 11 Pages
---------------------------------                       ------------------------

================================================================================
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                               Douglas R. Lebda
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                         SC, PF
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
       NUMBER OF                                                        886,921
         SHARES           ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                        678,180
          EACH            ------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                         886,921
          WITH            ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                        678,180
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON                                  1,565,101
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           7.3%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                             IN
================================================================================

---------------------------------                       ------------------------
     CUSIP No. 526020 10 5            13D                  Page 3 of 11 Pages
---------------------------------                       ------------------------

================================================================================
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                                                  Tara G. Lebda
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                         SC, PF
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                  United States
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
       NUMBER OF                                                        104,457
         SHARES           ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                        589,280
          EACH            ------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                         104,457
          WITH            ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                        589,280
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                    REPORTING PERSON                                    693,737
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           3.3%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                             IN
================================================================================

---------------------------------                       ------------------------
     CUSIP No. 526020 10 5            13D                  Page 4 of 11 Pages
---------------------------------                       ------------------------

================================================================================
        1           NAME OF REPORTING PERSON
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                                         Douglas R. Lebda Grantor Annuity Trust
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                             OO
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                 North Carolina
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER
       NUMBER OF                                                              0
         SHARES           ------------------------------------------------------
      BENEFICIALLY           8     SHARED VOTING POWER
        OWNED BY                                                         88,900
          EACH            ------------------------------------------------------
       REPORTING             9     SOLE DISPOSITIVE POWER
         PERSON                                                               0
          WITH            ------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                         88,900
--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                     REPORTING PERSON                                    88,900
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                         [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           0.4%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                             OO
================================================================================

EXPLANATORY NOTE.

         This Schedule 13D is filed jointly on behalf of Douglas R. Lebda, Tara
G. Lebda and Douglas R. Lebda Grantor Annuity Trust (the "Reporting Persons").

         Mr. Lebda originally filed a Schedule 13G on February 13, 2001. Mr. Lebda, Ms. Lebda and The Lebda Family 1999 Irrevocable Trust subsequently filed a Schedule 13D jointly with The Union Labor Life Insurance Company on behalf of its Separate Account P; W. James Tozer, Jr.; FBO W. James Tozer, Jr. IRA Delaware Charter Guarantee & Trust Co. Trustee; Richard D. Field; Theodore W. Kheel; Keith B. Hall; Prudential Securities C/F Keith B. Hall - IRA Rollover; Keith B. and Ann M. Hall; GE Capital Residential Connections Corporation; GE Capital Mortgage Corporation; General Electric Capital Assurance Company; GNA Corporation; GE Financial Assurance Holdings, Inc.; General Electric Capital Corporation; General Electric Capital Services, Inc.; and General Electric Company. This Schedule 13D was originally filed on March 30, 2001 and amended on April 2, 2001.

         The Schedule 13D was filed as result of certain of the parties thereto, certain other shareholders of the Company and the Company entering into a Voting Agreement on March 7, 2001 that became effective on March 20, 2001. As a result of having entered into the Voting Agreement, and only for such time as the Voting Agreement was in effect, the shareholders party thereto may have been deemed to constitute a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934. The Voting Agreement terminated on May 24, 2001, and, as a result, any such deemed "group" terminated on such date.

         The Reporting Persons are filing this Schedule 13D to report certain additional transactions in the securities of the Company. This Schedule 13D is deemed to amend the Schedule 13G filed by Mr. Lebda on February 13, 2001 and the information in the Schedule 13D filed on March 30, 2001 and amended April 2, 2001 insofar as it relates to Mr. Lebda, Ms. Lebda and The Lebda Family 1999 Irrevocable Trust.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $0.01 par value (the "Common Stock") of LendingTree, Inc. (the "Company"). The address of the principal executive office of the Company is 11115 Rushmore Drive, Charlotte, North Carolina 28277.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by Douglas R. Lebda, Tara G. Lebda and Douglas R. Lebda Grantor Annuity Trust.

         (b) The business address for each of the Reporting Persons is c/o LendingTree, Inc., 11115 Rushmore Drive, Charlotte, North Carolina 28277.

         (c) Mr. Lebda's principal occupation is serving as the Chief Executive Officer and a director of LendingTree, Inc., 11115 Rushmore Drive, Charlotte, North Carolina 28277. Ms. Lebda's principal occupation is as a private investor.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Lebda and Ms. Lebda are both citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons acquired the securities of the Company (or securities that were convertible into such securities) to which this Schedule 13D relates at various times between June 1996 and September 2001.

         Mr. and Ms. Lebda acquired a total of 881,459 shares of Common Stock (or securities that were convertible into Common Stock) using personal funds. Mr. Lebda acquired 200,000 shares of the Series A Convertible Preferred Stock, $0.01 par value (the "Series A Preferred Stock") and 153,649 shares of Common Stock with the proceeds of certain loans from the Company. See Item 6 below. Mr. Lebda was awarded 35,405 shares of Common Stock as a bonus in September 2001 and was awarded 3,380 shares of Common Stock as part of the Company's stock-in-lieu-of-bonus program in March 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons have acquired securities of the Company for investment purposes and may acquire additional shares for this purpose or dispose of such shares depending upon market conditions, personal objectives and other factors and conditions.

         Other than (i) the sale of shares of Common Stock pursuant to a Rule 10b5-1 Plan with Credit Suisse First Boston, which Mr. Lebda entered into on May 15, 2002 (the "Rule 10b5-1 Plan") and pursuant to which Mr. Lebda may sell up to 25,000 shares of Common Stock, and (ii) as otherwise described herein, the Reporting Persons currently have no plans or proposals that relate to or would result in:

         (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) (i) Douglas R. Lebda beneficially owns 1,565,101 shares of Common Stock, consisting of (A) 297,213 shares of Common Stock directly held by Mr. Lebda, (B) 589,280 shares of Common Stock held with Ms. Lebda as joint tenants, (C) 219,325 shares of Common Stock that Mr. Lebda had the right to acquire on May 23, 2002 upon the conversion of 200,000 shares of Series A Preferred Stock owned by Mr. Lebda, (D) 370,383 shares of Common Stock issuable upon the exercise of stock options issued to Mr. Lebda that are presently exercisable or become exercisable within the next 60 days and (E) 88,900 shares held by the Douglas R. Lebda Grantor Annuity Trust, of which Mr. Lebda is a beneficiary. Such shares represent 7.3% of the Company's outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the "Exchange Act")).

         Mr. Lebda has sole voting and dispositive power with respect to 886,921 shares of Common Stock, consisting of the shares described in clause (i)(A), (C) and (D) above. Mr. Lebda has shared voting and dispositive power with respect to 678,180 shares of Common Stock, consisting of the shares described in clause
(i)(B) and (E) above. Additionally, pursuant to the Pledge Agreement described in Item 6 below, Mr. Lebda has granted the Company a security interest in 870,708 shares of Common Stock, including shares described in clauses (i)(A) and
(B) above, and 200,000 shares of Series A Preferred Stock (together, the "Pledged Shares"). As described in Item 6, Mr. Lebda is precluded from transferring the Pledged Shares in certain circumstances without the consent of the Company.

         (ii) Tara G. Lebda beneficially owns 693,737 shares of Common Stock, consisting of (A) 76,500 shares directly held by Ms. Lebda, (B) 27,957 shares of Common Stock issuable upon the exercise of stock options issued to Ms. Lebda that are presently exercisable or that become exercisable within the next 60 days and (C) 589,280 shares of Common Stock held with Mr. Lebda as joint tenants. Such shares represent 3.3% of the Company's outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1) under the Exchange Act).

         Ms. Lebda has sole voting and dispositive power with respect to 104,457 shares of Common Stock, consisting of the shares described in clauses (ii)(A) and (B) above. Ms. Lebda has shared voting and dispositive power with respect to 589,280 shares of Common Stock, consisting of the shares described in clause
(ii)(C) above.

         (iii) Douglas R. Lebda Grantor Annuity Trust beneficially owns 88,900 shares of Common Stock. Such shares represent 0.4% of the Company's outstanding Common Stock (calculated in accordance with Rule 13d-3(d)(1) under the Exchange
Act).

         (c) None of the Reporting Persons has had any transactions in the Common Stock that were effected during the past 60 days except that
(a) Mr. Lebda sold the following shares of Common Stock on the Nasdaq National
Market: (i) on April 26, 2002, 4,600 shares at $14.81 per share, (ii) on May 7, 2002, 5,400 shares at $14.10 per share, and (iii) on May 10, 2002, 15,000 shares at $14.08 per share; and (b) Mrs. Lebda (i) exercised options to acquire 13,000 shares of Common Stock for an exercise price of $5.51 per share on May 21, 2002 and (ii) received options to purchase 50,499 shares of Common Stock on May 22, 2002 upon the expiration of options to purchase 50,499 shares of Common Stock she previously held.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         In March 2001, in connection with the Company's Series A Preferred Stock financing transaction, the Company loaned Mr. Lebda $700,000 to enable him to purchase 200,000 shares of Series A Preferred Stock and Mr. Lebda executed a promissory note dated March 7, 2001 in such amount in favor of the Company. Mr. Lebda and the Company also simultaneously amended and restated the terms of two promissory notes in a combined original principal amount of $1,700,000 previously executed by Mr. Lebda in favor of the Company. These promissory notes evidenced loans made by the Company to Mr. Lebda to enable him to exercise options to purchase Common Stock. The Company and Mr. Lebda and Ms. Lebda also entered into a pledge agreement dated March 7, 2001 pursuant to which Mr. Lebda and Ms. Lebda granted the Company a security interest in certain shares of Common Stock and Series A Preferred Stock owned by them to secure amounts owed to the Company pursuant to all such promissory notes.

         Mr. Lebda and the Company subsequently entered into a consolidated promissory note dated August 14, 2001 (the "Consolidated Note") in the original principal amount of $2,528,219 and an amended and restated pledge agreement dated August 14, 2001 (the "Amended and Restated Pledge Agreement"), as corrected by the Letter of Understanding dated September 24, 2001. The Consolidated Note and the Amended and Restated Pledge Agreement amended and restated the notes and the pledge agreement previously entered into between Mr. Lebda, Ms. Lebda and the Company. Amounts owed under the Consolidated Note bear interest at 8% per annum. Principal payments are due under the Consolidated Note as follows: June 30, 2002--$50,000; June 30, 2003--$150,000; June 30,
2004--$700,000; June 30, 2005--$750,000; and June 30, 2006--$878,220. Accrued
interest is payable along with the principal payments annually except that payment of $55,000 of interest accruing through June 30, 2002 will be deferred until June 30, 2003. Amounts owed pursuant to the Consolidated Note are not prepayable. The Consolidated Note is filed as an exhibit hereto and is deemed to be incorporated herein by reference.

         Under the Amended and Restated Pledge Agreement, Mr. Lebda granted the Company a security interest in 870,708 shares of the Common Stock and 200,000 shares of the Series A Preferred Stock (together, the "Pledged Shares") to secure amounts owed pursuant to the Consolidated Note. The Amended and Restated Pledge Agreement provides that if the value of the Pledged Shares divided by amounts owing pursuant to the Consolidated Note is less than 2.8 to 1, Mr. Lebda is precluded from selling or transferring the Pledged Shares without the Company's prior written consent. The Amended and Restated Pledge Agreement provides that so long as Mr. Lebda is employed by the Company, the Company's sole recourse for satisfaction of principal owed under the Consolidated Note is the Pledged Shares. Interest obligations under the Consolidated Note are full recourse. The Amended and Restated Pledge Agreement is filed as an exhibit hereto and is deemed to be incorporated herein by reference.

         Mr. Lebda is also a party to a Registration Rights Agreement dated as of March 7, 2001 by and among the Company and the signatories listed therein, pursuant to which the Company granted certain registration rights to the purchasers of the Series A Preferred Stock as well as to certain other parties. Under the Registration Rights Agreement, the Company agreed, among other things, to register for resale the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. The Company filed a Registration Statement on Form S-3 (Registration No. 333-60688) as a result of its obligations under the Registration Rights Agreement. The Company is generally required to keep this registration statement effective until the earlier to occur of the sale of all shares of Common Stock registered thereunder or five years from the date it was declared effective. The Registration Rights Agreement is filed as an exhibit hereto and is deemed to be incorporated herein by reference.

         On May 15, 2002, Mr. Lebda entered into a Rule 10b5-1 Plan with Credit Suisse First Boston, pursuant to which Mr. Lebda may sell up to 25,000 shares of Common Stock from time to time through November 23, 2002.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT  NAME
-------  ----

99.1 Joint Filing Agreement dated as of May 23, 2002 by and among Douglas R. Lebda, Tara G. Lebda and Douglas R. Lebda Grantor Annuity Trust (filed herewith).

99.2 Consolidated Promissory Note dated August 14, 2001 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001)

99.3 Amended and Restated Pledge Agreement dated August 14, 2001 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001)

99.4 Series A 8% Convertible Preferred Stock Purchase Agreement among LendingTree, Inc. and various investors dated March 7, 2001 (incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000)

99.5 Registration Rights Agreement dated March 7, 2001 (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)

99.6 Letter of Understanding dated September 24, 2001 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        May 23, 2002


                                        /s/ Douglas R. Lebda
                                        ----------------------------------------
                                        Douglas R. Lebda


                                        /s/ Tara G. Lebda
                                        ----------------------------------------
                                        Tara G. Lebda


                                        DOUGLAS R. LEBDA GRANTOR ANNUITY TRUST


                                        By: /s/ David Jonathan Rich
                                            ------------------------------------
                                           Name: David Jonathan Rich
                                           Title: Trustee